# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FAST TRACK GROUP, CIK 0002027262
CUSIP: G33380109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 600 North Bridge Road, Parkview Square, #24-01, Singapore, Singapore (U0), 188778
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111598

## Reporting persons
- LOW Jiayi: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 1,750,000; shared voting power 0; sole dispositive power 1,750,000; shared dispositive power 0; aggregate amount beneficially owned 1,750,000 (8.02% of the class)
  Comment: (1) Consists of 1,750,000 ordinary shares held directly by LOW Jiayi.
  
  (2) This percentage is calculated based upon 21,812,500 ordinary shares outstanding as of February 9, 2026.

## Item 1. Issuer
Name of issuer: FAST TRACK GROUP
Address of issuer's principal executive offices: 600 North Bridge Road, Parkview Square, #24-01, Singapore 188778

## Item 2. Person Filing
Name of person filing: LOW Jiayi
Address of principal business office or, if none, residence: 600 North Bridge Road, Parkview Square, #24-01, Singapore 188778
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,750,000
Percent of class: 8.02%
Sole power to vote or to direct the vote: 1,750,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,750,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LOW Jiayi: /s/ LOW Jiayi, LOW Jiayi (02/17/2026)